Exhibit 99.3

360 Finance, Inc.

(incorporated in the Cayman Islands with limited liability)

(NASDAQ Ticker: QFIN)

FORM OF PROXY FOR EXTRAORDINARY GENERAL MEETING

To be held on September 15th, 2020

(or any adjourned or postponed meeting thereof)

Introduction

This form of proxy (the “Form of Proxy”) is furnished in connection with the solicitation by the board of directors of 360 Finance, Inc. (the “Board”), a Cayman Islands company (the “Company”), of proxies from the holders of the issued and outstanding Class A ordinary shares, par value US$0.00001 per share, and Class B ordinary shares, par value US$0.00001 per share, of the Company (collectively, the “Ordinary Shares”) to be exercised at the extraordinary general meeting of the Company (the “EGM”) to be held at 7/F Lujiazui Finance Plaza, No. 1217 Dongfang Road, Pudong New Area, Shanghai 200122, People’s Republic of China on September 15th, 2020 at 9:00 a.m. (Beijing time), and at any adjourned or postponed meeting thereof, for the purposes set forth in the accompanying notice of the EGM (the “EGM Notice”).

Only the holders of record of the Ordinary Shares at the close of business on August 12th, 2020 (the “Record Date”) are entitled to notice of and to attend and vote at the EGM. In respect of the matters requiring shareholders’ vote at the EGM, each Class A ordinary share is entitled to one vote and each Class B ordinary share is entitled to twenty votes. The quorum of the EGM is one or more shareholders who together hold shares which carry in aggregate not less than one-third of all votes attaching to all issued and outstanding shares that carry the right to vote at the EGM, present in person or by proxy or, if a corporation or other non-natural person, by its duly authorized representative. This Form of Proxy and the accompanying EGM Notice will be first mailed to the shareholders of the Company on or about August 13th, 2020

The Ordinary Shares represented by all properly executed proxies returned to the Company will be voted at the EGM as indicated or, if no instruction is given, the holder of the proxy will vote the shares in his discretion, unless a reference to the holder of the proxy having such discretion has been deleted and initialed on this Form of Proxy. Where the chairman of the EGM acts as proxy and is entitled to exercise his discretion, he is likely to vote the shares FOR the resolutions. As to any other business that may properly come before the EGM, all properly executed proxies will be voted by the persons named therein in accordance with their discretion. Any person giving a proxy has the right to revoke it at any time before it is exercised (i) by filing with the Company a duly signed revocation at its registered office at PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands, with a copy delivered to its offices at 7/F Lujiazui Finance Plaza, No. 1217 Dongfang Road, Pudong New Area, Shanghai 200122, People’s Republic of China, or (ii) by voting in person at the EGM.

To be valid, this Form of Proxy must be completed, signed and returned to the Company’s offices (to the attention of: WenJing Yu at 7/F Lujiazui Finance Plaza, No. 1217 Dongfang Road, Pudong New Area, Shanghai 200122, People’s Republic of China as soon as possible so that it is received by the Company no less than 48 hours before the time of the EGM.

360 Finance, Inc.

(incorporated in the Cayman Islands with limited liability)

(NASDAQ Ticker: QFIN)

FORM OF PROXY FOR EXTRAORDINARY GENERAL MEETING

To be held on September 15th, 2020

(or any adjourned or postponed meeting thereof)

I/We __________________ of __________________________, being the registered holder(s) of ___________Class____ Ordinary Shares 1, par value US$0.00001 per share, of 360 Finance, Inc. (the “Company”), hereby appoint the Chairman of the Extraordinary General Meeting 2 or _________________ of __________________________ as my/our proxy to attend and act for me/us at the Extraordinary General Meeting (or at any adjourned or postponed meeting thereof) of the Company to be held at 7/F Lujiazui Finance Plaza, No. 1217 Dongfang Road, Pudong New Area, Shanghai 200122, People’s Republic of China on September 15th , 2020 at 9:00 a.m. (local time), and in the event of a poll, to vote for me/us as indicated below, or if no such indication is given, as my/our proxy thinks fit 3.

No.	RESOLUTION	FOR [3]	AGAINST [3]	ABSTAIN [3]
1.

IT IS RESOLVED as a special resolution:
THAT the name of the Company be and is hereby changed from “360 Finance, Inc.” to “360 DigiTech, Inc.,” effective immediately, and that any one director or officer of the Company be and is hereby authorized to take any and every action that might be necessary, appropriate or desirable to give effect to the foregoing resolution as such director or officer, in his/her absolute discretion, thinks fit, including but not limited to, attendance on any filing or registration procedures for and on behalf of the Company in the Cayman Islands.

Dated , 2020	Signature(s)[4]

1                   Please insert the number and class (i.e., Class A or Class B) of Ordinary Shares registered in your name(s) to which this proxy relates. If no number is inserted, this form of proxy will be deemed to relate to all the shares in the Company registered in your name(s).

2                   If any proxy other than the Chairman of the Extraordinary General Meeting is preferred, strike out the words “the Chairman of the Extraordinary General Meeting or” and insert the name and address of the proxy desired in the space provided. A shareholder may appoint one or more proxies to attend and vote in his stead. Any alteration made to this form of proxy must be initialed by the person(s) who sign(s) it.

3                   IMPORTANT: If you wish to vote for a particular resolution, tick the appropriate box marked “for”. If you wish to vote against a particular resolution, tick the appropriate box marked “against”. If you wish to abstain from voting on a particular resolution, tick the appropriate box marked “abstain”.

4                   This form of proxy must be signed by you or your attorney duly authorized in writing or, in the case of a corporation, must be either under seal or executed under the hand of an officer or attorney duly authorized to sign the same.